Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

News Release

Wabtec Files Proxy Statement with SEC

Reiterates Strategic and Financial Logic Underlying the GE Transportation Merger

WILMERDING, PA, Sept. 17, 2018 – Wabtec Corporation (NYSE: WAB) today filed an amended preliminary proxy statement with the SEC relating to its proposed combination with GE Transportation. Wabtec and GE Transportation are progressing the proposed transaction toward an anticipated closing by the first quarter of 2019.

Albert J. Neupaver, Wabtec’s executive chairman, said: “Today’s proxy filing reiterates and reinforces the strategic and financial logic of our planned combination with GE Transportation, to form a diversified, global leader for rail equipment, services and software.  We are even more confident than when we announced the transaction in May that this combination will serve the best long-term interests of our shareholders.”

As outlined in May, the strategic and financial rationale for the GE Transportation transaction remains compelling and unchanged. After the Merger:

▪	Wabtec shareholders will have ownership in a combined company with a highly attractive growth profile based on an improved business mix, expanded global reach and faster innovation
▪	Wabtec expects to have approximately $8 billion in revenues, a more diversified business mix and higher margins
▪
The agreement was reached at an attractive point in the cycle, with the GE Transportation business still expected to deliver more than 600 locomotives annually by 2021, resulting in a double-digit CAGR over the 2018 to 2021 period

▪
Wabtec believes that the transaction has a highly compelling financial rationale, with materially consistent expectations for both GE Transportation and the pro forma combined business as presented in May:

o	GE Transportation’s adjusted EBITDA expected to be between $900 million and $1 billion in 2019;
o	GE Transportation’s adjusted EBIT expected to be between $800 million and $900 million in 2019;
o	Expected to be immediately accretive to margins, generating strong cash flow to the combined business and resulting in ~15% cash EPS accretion in Year 1;
o	$250 million of anticipated run-rate synergies expected to be achieved by Year 4;
o	Approximately $150 million of annual cash tax savings expected for next 15 years; and
o	Cumulative free cash flow of approximately $6 billion expected from 2019-2022 for the combined business.
▪
Strong free cash flow profile expected to enable rapid deleveraging, supporting Wabtec’s commitment to retaining its investment grade rating and dividend; total debt/adjusted EBITDA is expected to be <2.5x by year-end 2019.

News Release

Today’s amended preliminary proxy statement includes a minor adjustment to harmonize GE Transportation’s historical financial information with Wabtec’s revenue recognition accounting policies for the purpose of the preparation of required pro forma financial statements. This harmonization is expected to result in a $63 million decrease in forecasted combined consolidated net revenue and EBIT in 2019, with no material effect in future years.  The accounting policy harmonization does not materially affect Wabtec’s future reported consolidated cash from operations. As is common in transactions of this nature, other adjustments may be required to conform to Wabtec’s accounting policies, but they are not expected to be material.  In addition, non-cash amortization expense from purchase price accounting will impact the results of operations.

Wabtec Corporation is a leading global provider of equipment, systems and value-added services for transit and freight rail.  Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. Wabtec also builds new switcher and commuter locomotives, and provides aftermarket services. Wabtec has facilities located throughout the world.

Additional Information and Where to Find It

In connection with the proposed transaction between General Electric Company (“GE”) and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any definitive proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

News Release

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of shareholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the SEC on July 27, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of shareholders, filed with the SEC on April 5, 2018, Amendment No.1 to its preliminary proxy statement, which was filed with the SEC on September 17, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 which was filed with the SEC on July 31, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

News Release

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.